Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of PhaseRx, Inc. of our report dated February 12, 2016, except for Note 13, as to which the date is May 2, 2016, on our audits of the balance sheets of PhaseRx, Inc. ("the Company") as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended.

Our report dated February 12, 2016, except for Note 13, as to which the date is May 2, 2016, contains an explanatory paragraph that states that the financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring operating losses and negative cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

August 12, 2016